Austrian

August 22, 2008

Ad-Hoc Release

AUSTRIAN AIRLINES AG LAUNCHES CAPITAL INCREASE BASED ON RESOLUTIONS PASSED AT THE ANNUAL SHAREHOLDERS´ MEETING ON 7 MAY 2008

Based on the resolutions passed by the Ordinary Annual Shareholders´ Meeting of Austrian Airlines AG on 7 May 2008, after the entry of these resolutions in the Commercial Register and the withdrawal of all legal challenges, the company will launch the capital increase by issuing up to 57,120,000 new bearer shares. The subscription period starts on 25 August and ends on 8 September 2008, 12.00 p.m., CET. The exact volume of the capital increase will be determined after the expiration of the subscription period.

New bearer shares will be issued with full subscription rights of the existing shareholders. Those shares not allocated to existing shareholders which exercise their subscription rights, will be allocated to "JJW Central & Eastern Europe Beteiligungsverwaltungs GmbH" (the company of investor Al Jaber) in an amount corresponding to 20% of the shares in Austrian Airlines, after taking into consideration the subscription rights exercised by the Company's existing shareholders.

There will be no trade of the subscription rights. The company did not publish a prospectus and did not instruct any third person to conduct a trade of the subscription rights.

For further information:
Investor Relations: Dr. Prisca Havranek-Kosicek, Austrian Airlines AG, Tel.: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, e-mail: prisca.havranek-kosicek@austrian.com
Corporate Communications-AUSTRIAN AIRLINES GROUP: Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT /Michael BRAUN;Tel: +43 (0) 51766 11231,livia.dandrea@austrian.com,patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com;

Owner, Editor, Reproducer: Austrian Airlines AG, Corporate Communications public.relations@austrian.com. Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com

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